UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 27, 2025, Vertical Aerospace Ltd. issued a press release announcing recent progress in its flight test campaign, a copy of which is furnished as 99.1 hereto. This marks the satisfaction of the Company’s successful demonstration of a wing-borne flight of the Company’s VX4 prototype aircraft, which involves the aircraft (1) taking off as a Conventional Take-Off and Landing aircraft (“CTOL”), (2) flying to high speed with lift generated by the wing and the tilt propellers facing forward, and (3) landing safely as a CTOL aircraft from such flight. The press release accompanying this current report on Form 6-K constitutes the initial public disclosure of the satisfaction of a wing-borne flight of our VX4 aircraft for purposes of the Company’s outstanding Tranche A Warrants.

INCORPORATION BY REFERENCE

Exhibit 99.1 (excluding the quotations from the Company’s Chief Executive Officer, Chief Test Pilot and other partners) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-284763) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: May 27, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated May 27, 2025